FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. Announces the Minutes of the 81st Board of Directors’ Meeting” dated January 23, 2003.

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TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP
Announces the Minutes of the 81st Board of Directors’ Meeting

January 23, 2003 (02 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo—Brazil), (January 23, 2003) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 81st Board of Directors’ meeting held on December 30, 2002:

1.  DATE, TIME AND PLACE OF THE MEETING: December 30, 2002, at 16:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2.  MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and João Carlos de Almeida – Secretary.

3.  INSTALLATION: The meeting began with the presence of the undersigned Board Members and the legal “quorum” to proceed with the meeting was verified.

4.  DELIBERATIONS:

Taking into consideration the modifications to the Company’s by-laws approved in the 14th General Shareholders Meeting held on December 30, 2002, regarding the composition of the Executive Board and its functions, the Board of Directors unanimously approved the appointment of the following Executives for the positions that had their denomination changed: a) Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, with identify card RG # 4.650.496 SSP/SP and CPF/MF # 374.378.958-20, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Executive Vice President for Strategic Planning. It was also ratified his interim appointment as Vice President for Administration and Finance and Investor Relations Officer until Mr. Carlos Garcia-Albea Ristol (appointed for that position) can take office, after receiving his working visa for the country; b) Mr. Luis Antón Pansin, Spanish, single, with studies of engineering, holder of the identity card RNE # V325868-Z, with CPF/MF # 227.915.308-43, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP, for the position of Vice President of Network. The appointment is effective as a complement of the mandate, that is, with office ending in the date of the General Shareholders Meeting of 2004. The appointees declare that have not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the positions they are taking.

5.  COMPOSITION OF THE EXECUTIVE BOARD:

Taking into consideration the previous appointments and the ones agreed on this meeting, the Board of Directors ratifies the composition of the Executive Board as follows: (a) President: Fernando Xavier Ferreira; (b) Chief Executive Officer: Manoel Luiz Ferrão de Amorim; (c) Vice-President of Corporate and Regulatory Strategy: Eduardo Navarro de Carvalho; (d) Executive

Vice-President of Strategic Planning: Stael Prata Silva Filho; (e) Vice-President of Administration and Finance and Investor Relations Officer: Stael Prata Silva Filho; (f) Vice-President of Network: Luis Antón Pansin; (g) Commercial Vice-President for Businesses: Mariano Sebastian de Beer; (h) Commercial Vice-President for Residential Clients: Fábio Silvestre Michelli; (i) Vice-President of Human Resources: José Carlos Misiara; (j) Vice-President for Long Distance and Interconnection Businesses: Bento José de Orduña Viegas Louro; and (k) Vice-President of Organization and Information Systems: Fernando Antonio Miguel.

6.  At the end of the meeting, this minute was approved and signed by the present counselors

Fernando Xavier Ferreira—President of the Board
Antonio Viana-Baptista—Vice President of the Board represented by Mr. Fernando Xavier Ferreira
Manoel Luiz Ferrão de Amorim—represented by Mr. Fernando Xavier Ferreira
João Carlos de Almeida—Secretary

Fernando Abril-Martorell Hernández
Félix Pablo Ivorra Cano
Jacinto Díaz Sánchez
Carlos Masetti Junior
Javier Nadal Arino
Luiz Fernando Furlan
Juan Carlos Ros Brugueras
Rosa Cullel Muniesa
Enrique Used Aznar
Victor Goyenechea Fuentes

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY
Date: January 24, 2003.	By:	/S/ CHARLES E. ALLEN

Name: Charles E. Allen Title: Investor Relations Director

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